UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 3, 2022	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On November 3, 2022, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 10th meeting of its 10th Board of Directors (the “Board”), at which the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)
The Company's consolidated financial statements of Q3 2022; and
(2)
Approval of the release of Mr. Min-Chang Xue, a managerial officer as defined by Taiwan’s Company Act, from the restriction of engaging in competitive activities in accordance with Article 32 of the Company Act.

With respect to resolution (1), the Company’s consolidated results for the nine months ended September 30, 2022 include:

- operating revenue of NT$18,830,865 thousand,

- gross profit from operations of NT$4,232,139 thousand,

- operating profit of NT$2,906,323 thousand,

- profit before income tax of NT$3,847,530 thousand,

- profit for the period of NT$3,217,099 thousand,

- basic earnings per share of NT$4.42; and

as of September 30, 2022,

- total assets were NT$42,052,140 thousand,

- total liabilities were NT$17,534,612 thousand,

- equity attributable to equity holders of the Company was NT$24,517,528 thousand.

On resolution (2), the Board resolved to appoint Mr. Min-Chang Xue, Assistant President of the Company, as the Company’s representative of director of RYOWA CO., LTD. Mr. Min-Chang Xue is a managerial officer of the Company as defined by Taiwan’s Company Act. According to Article 32 of the Company Act, a managerial officer of a company shall not engage, for his/her benefit or for any other, in any business which is the same as that of the company appoints him/her, unless otherwise approved by the board of directors.